--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------
                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT

      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)
                             ---------------------
                             HOLOPHANE CORPORATION
                           (Name of Subject Company)
                             NSI ENTERPRISES, INC.
                       NATIONAL SERVICE INDUSTRIES, INC.
                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    43645B10
                     (CUSIP Number of Class of Securities)

                             KENYON W. MURPHY, ESQ.
                      VICE PRESIDENT AND ASSOCIATE COUNSEL
                       NATIONAL SERVICE INDUSTRIES, INC.
                                   NSI CENTER
                          1420 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA 30309-3002
                           TELEPHONE: (404) 853-1000
            (Name, Address and Telephone Number of Person Authorized
          to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:
                           RUSSELL B. RICHARDS, ESQ.
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                             ATLANTA, GEORGIA 30303
                           TELEPHONE: (404) 572-4600
                             ---------------------
    [X] Check box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    AMOUNT PREVIOUSLY PAID:
    $94,165

    FORM OR REGISTRATION NO.:
    Schedule 14D-1

    FILING PARTY:
    National Service Industries, Inc. and NSI Enterprises, Inc.

    DATE FILED:
    June 25, 1999
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     This Amendment No. 3 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed with the Securities and Exchange Commission (the "Commission") on June 25, 1999 and as amended and supplemented on July 9, 1999 and July 20, 1999 (as amended and supplemented, the "Schedule 14D-1) relating to the offer by NSI Enterprises, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of National Service Industries, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of common Stock, $.01 par value per share (the "Shares"), of Holophane Corporation, a Delaware corporation (the "Company"), at a price of $38.50 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 25, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 14D-1.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     The information provided in this Amendment No. 3 under Item 6 is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 of Schedule 14D-1 is hereby amended and supplemented as follows:

     At 12:00 midnight, New York City time, on Friday, July 23, 1999, the Offer expired. Based on information provided by the Depositary, a total of approximately 10.3 million Shares (including 327,967 Shares subject to guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $38.50 per Share in cash.

     Pursuant to the Merger Agreement, the Purchaser intends to merge itself into the Company in accordance with the Delaware General Corporation Law as promptly as practicable. As a result of the Merger, the Company will become a wholly owned subsidiary of Parent and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by Parent, the Purchaser or any other direct or indirect subsidiary of Parent or the Company, and Shares owned by stockholders who have not voted in favor of the Merger or consented thereto and who have perfected their appraisal rights in accordance with Section 262 of the Delaware General Corporation Law) shall be canceled and converted into the right to receive $38.50 per Share, net to the seller in cash, less any required withholding taxes and without interest thereon.

     The consummation of the Offer was publicly announced in a press release issued by Parent on July 26, 1999, a copy of which is filed as Exhibit (a)(10) hereto and incorporated by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended and supplemented to add the following:

          (a)(10) Press Release issued by Parent on July 26, 1999.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          NATIONAL SERVICE INDUSTRIES, INC.

                                          By:      /s/ BROCK A. HATTOX
                                            ------------------------------------
                                            Name: Brock A. Hattox
                                            Title: Executive Vice President and
                                            Chief Financial Officer

                                          NSI ENTERPRISES, INC.

                                          By:      /s/ BROCK A. HATTOX
                                            ------------------------------------
                                            Name: Brock A. Hattox
                                            Title: Executive Vice President and
                                            Chief Financial Officer

Date: July 26, 1999

                                 EXHIBIT INDEX

EXHIBIT
  NO.                                  DESCRIPTION
-------                                -----------
(a)(10)    --  Press Release issued by Parent on July 26, 1999